Exhibit 3.1

Certificate of Amendment
of Bylaws of
American Battery Technology Company
a Nevada Corporation

The undersigned, acting Chairman of American Battery Technology Company, a Nevada corporation (the “Company”), does hereby certify, as follows:

1. Section 21 (Quorum and Voting) of the Bylaws of the Company was amended, at a meeting of the Board of Directors held, pursuant to notice duly given, on August 25, 2021, to add after Section 21(b) as follows:

“(c) Unanimous Voting. From August 26, 2021 until the earlier of (i) then next shareholder election of the Board of Directors or (ii) March 1, 2022, all decisions of the Board of Directors shall require unanimous approval of all of the current directors of the Company. Notwithstanding the preceding, if a director is unable or unwilling to participate in a meeting of the Board of Directors for a period of three (3) consecutive days after reasonable notice and accommodation, the remaining directors may vote and approve such matters that come before them and such decision shall be deemed unanimous. This unanimous voting requirement shall not apply for any decision where such requirement would be prohibited under Nevada Revised Statutes 78 or other applicable law.

2. Other than the foregoing amendment to the Bylaws of the Company, the Bylaws have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name on August 26, 2021.

_____________________________

Douglas Cole, Chairman.